FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 27 June 2003
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F ____


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                          Yes                       No  |X|
                             -------                  --------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.

Enclosures:

London Stock Exchange -    27 June 2003
Directorate Change                                               2 inc
announcement
                         ebookers plc Directorate Change


27 June 2003 - ebookers plc, the pan-European online travel agency (LSE: ebr ,
Nasdaq: ebkr) today announces a change to its Board of Directors.

Having served with the company since 1999 as a Non-Executive Director, Professor Peter Cochrane retired from the ebookers plc Board at yesterday's Annual General Meeting, with immediate effect.


At the meeting, Dinesh Dhamija, CEO and Chairman, thanked Professor Cochrane for his advice and valuable contribution to the company.



Further information:


Oliver Strong                                 +44 (0) 20 7489 2239

oliver.strong@ebookers.com                    +44 (0) 7771 934 153



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                     ebookers plc


Dated:  June 27 2003
                                                     Nigel Addison Smith
                                                     Chief Financial Smith